UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549
                                SCHEDULE 13D
                 Under the Securities and Exchange Act of 1934



                          PRESIDENTIAL LIFE CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    740884101
                                 (CUSIP Number)


(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

                        Paul J. Isaac
			Arbiter Partners
			149 Fifth Avenue, Fifteenth Floor
                        New York, New York  10010
		        (212) 650-4670

(Date of Event which Requires Filing of this Statement)

                        August 06, 2010

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
Section 240.13d-l(e), 240.13d-l(t) or 240.13d-1(g), check the following box [X].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 ( Act ) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid 0MB control number.
SEC 1746 (03-00)



CUSIP No. 740884101
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Arbiter Partners, LP EIN: 13-4168699


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    Source of Funds (See Instructions)

            PF, OO
-----------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2 (e).

            No
-----------------------------------------------------------------------------
     (6)    Citizenship or Place of Organization

	    Delaware

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                     1,906,227
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                     1,906,227
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                     1,906,227
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                     6.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                                                     PN
-----------------------------------------------------------------------------




CUSIP No. 740884101
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

             Isaac Brothers, LLC EIN: 13-3991220


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    Source of Funds (See Instructions)

            PF
-----------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2 (e).

            No
-----------------------------------------------------------------------------
     (6)    Citizenship or Place of Organization

	    Delaware

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER

SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                         10,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER

REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER
                                                         10,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                         10,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                           0.03%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                                                              OO
-----------------------------------------------------------------------------




CUSIP No. 740884101
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

             Karen Isaac


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    Source of Funds (See Instructions)

            OO
-----------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2 (e).

            No
-----------------------------------------------------------------------------
     (6)    Citizenship or Place of Organization

	    USA

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                         1,400
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                         1,400
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                         1,400
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                          0.01%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                                                            IN
-----------------------------------------------------------------------------

*Paul Isaac disclaims beneficial interest in 1,400 shares held by Karen Isaac



CUSIP No. 740884101
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

             Marjorie S. Isaac


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    Source of Funds (See Instructions)

            OO
-----------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2 (e).

            No
-----------------------------------------------------------------------------
     (6)    Citizenship or Place of Organization

	    USA

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                         10,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                         10,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON

-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                           0.03%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                                                             IN
----------------------------------------------------------------------------

*Paul Isaac disclaims beneficial interest in 10,000 shares held by Marjorie S. Isaac



CUSIP No. 740884101
-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)

            Abigail Isaac


-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [ ]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    Source of Funds (See Instructions)

            OO
-----------------------------------------------------------------------------
     (5)    Check if Disclosure of Legal Proceedings Is Required
            Pursuant to Items 2(d) or 2 (e).

            No
-----------------------------------------------------------------------------
     (6)    Citizenship or Place of Organization

	    USA

-----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                         10,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER

OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                         10,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10)  SHARED DISPOSITIVE POWER

-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                         10,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
                                                           0.03%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON
                                                             IN
-----------------------------------------------------------------------------


*Paul Isaac disclaims beneficial interest in 10,000 shares held by Abigail Isaac



Item 1. Security and Issuer


        Presidential Life Corp.
        69 Lydecker Street
        Nyack, NY 10960


Item 2.  Identity and Background



              Arbiter Partners, L.P.
	      149 Fifth Avenue, 15th Floor
	      New York, New York  10010
              Delaware
              Common Stock
              740884101


              Isaac Brothers, LLC
              75 Prospect Avenue
              Larchmont, New York 10538
              Delaware
              Common Stock
              74088410


              Karen Isaac
              75 Prospect Avenue
              Larchmont, New York 10538
              Delaware
              Common Stock
              74088410




c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;


        Please see section (b)


 (d) Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

        None

 (e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment; decree or final order; and

        None

(f) Citizenship.

        United States


Item 3. Source and Amount of Funds or Other Consideration

Purchases for Arbiter Partners, L.P., a securities investment partnership, were made with cash for partnership investment.


Purchases for Isaac Brothers, LLC were made with cash for personal investment.


Purchases for Karen Isaac were made with cash for personal investment.

Purchases for Marjorie S. Isaac were made with cash for personal investment.

Purchases for Abigail Isaac were made with cash for personal investment.


Item 4. Purpose of Transaction

The Reporting Persons acquired the shares to which this Statement relates for investment purposes. The Reporting Persons may seek to acquire additional shares or sell or otherwise dispose of any or all of the shares beneficially owned by them, in the open market, in privately negotiated transactions or otherwise. The Reporting Persons may also take any other action with respect to the Company or any of its securities in any manner permitted by law.

The Reporting Persons intend to review their investment in the Company on an ongoing basis. In particular, the Reporting Persons are continuing to review the contested proxy solicitation with respect to the upcoming annual meeting of Presidential Life
Corporation, and to consider their investment in the Company and their alternatives in light of recent developments.


Item 5. Interest in Securities of the Issuer


(a) State the aggregate number and percentage of the class of securities identified pursuant to Item I (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item
2. The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;


Arbiter Partners, L.P. holds 1,906,227 common shares of PRESIDENTIAL LIFE CORPORATION, or 6.5%.

Isaac Brothers, LLC holds 10,000 common shares of PRESIDENTIAL LIFE CORPORATION, or 0.03%%.

Karen Isaac holds 1,400 common shares of PRESIDENTIAL LIFE
CORPORATION or 0.01%


Marjorie S. Isaac holds 10,000 common shares PRESIDENTIAL LIFE
CORPORATION, or 0.03%%.

Abigail Isaac holds 10,000 common shares PRESIDENTIAL LIFE
CORPORATION, or 0.03%%.


(b) For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition. Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;


Arbiter Partners, LP, managed by Paul J. Isaac, owns 1,906,227 shares of common stock. Paul J. Isaac has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 1,906,227 shares.


Isaac Brothers, LLC managed by Paul J. Isaac, owns 10,000 shares of common stock. Paul J. Isaac has shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of all such 10,000 shares.


Karen Isaac, owns 1,400 shares of common stock. She has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 1,400 shares.


Marjorie S. Isaac, owns 10,000 shares of common stock. She has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 10,000 shares.


Abigail Isaac, owns 10,000 shares of common stock. She has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of all such 10,000 shares.




(c) Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (Section 240.13d-191 ), whichever is less, by the persons named in response to paragraph (a).

Instruction. The description of a transaction required by Item 5(c) shall include, but not necessarily be limited to: (1) the identity of the person covered by Item 5( c ) who effected the transaction; (2) the date of the transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected.

	For Arbiter Partners, L.P.:


TRADE DATE      QUANTITY       UNIT COST

06/04/2010	 9,330 		 9.78
06/07/2010	 7,403 		 9.27
06/08/2010	13,235 	         8.99
06/09/2010	 4,400 		 9.01
06/10/2010	   200 		 9.16
06/10/2010	 3,800 		 9.06
06/11/2010	 3,000 		 9.33
06/14/2010	 4,900 		 9.51
06/15/2010	 2,000 		 9.71
06/16/2010	 5,900 		 9.92
06/17/2010	 3,408 		 9.95
06/18/2010	 2,300 		10.18
06/30/2010	 5,300 		 9.24
07/01/2010	 7,188 		 8.99
07/02/2010	 3,543 		 8.97
07/06/2010	 4,900 		 8.98
07/07/2010	 2,200 		 9.12
07/08/2010	 2,500 		 9.21
07/09/2010	   800 		 9.54
07/12/2010	 4,500 		 9.87
07/13/2010	 1,350 		 9.88
07/14/2010	 4,713 		 9.59
07/15/2010	 3,800 		 9.24
07/16/2010	 7,227 		 8.90
07/19/2010	 4,957 		 8.83
07/20/2010	 7,400 		 8.81
07/21/2010	 6,900 		 8.84
07/22/2010	   800 		 9.06
07/23/2010	   100 		 9.33




(d) If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

        NA


(e) If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

NA

Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule
13d-3( d)( I) and the note thereto.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer none



Item 7. Material to Be Filed as Exhibits

none


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


August 06, 2010



Paul J. Isaac
Manager, Arbiter Partners, L.P. and Isaac Brothers, LLC